UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File No. 333-78481

CREO INC.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Announces Fiscal 2003 Second-Quarter Financial Results

Vancouver, BC, CANADA (May 7, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE), the world leader in digital prepress solutions for the graphic arts industry, today announced its financial results for the second quarter ended March 31, 2003, reported in U.S. dollars.

For the 2003 second quarter, Creo revenue was $141.5 million, up 9 percent from $130.1 million in the 2002 second quarter and comparable with $142.8 million in the 2003 first quarter. In accordance with Canadian GAAP, Creo recorded a loss of $1.2 million or $0.02 per share this quarter compared to a loss of $17.1 million or $0.35 per share in the 2002 second quarter and net income of $1.5 million or $0.03 per share (diluted) in the previous quarter. Adjusted earnings of $2.9 million or $0.06 per share (diluted) this quarter were higher than company guidance and represent an improvement of 8 cents per share from the prior year and 1 cent per share over the last quarter.

For the six-month period ended March 31, 2003, Creo revenue was $284.2 million, an increase of 5 percent from $269.6 million in the six-month period ended March 31, 2002. The GAAP earnings were $0.3 million or $0.01 per share (diluted) for the six-month period ended March 31, 2003 compared to a loss of $22.1 million or $0.45 per share for the prior year. Adjusted earnings of $5.3 million or $0.11 per share (diluted) for the six-month period ended March 31, 2003 compared to an adjusted loss of $3.4 million or $0.07 per share in the same period in the prior year.

Adjusted earnings is a non-GAAP measure and excludes equity loss on investment, restructuring and business integration costs, the royalty arrangement with the Office of the Chief Scientist in Israel, intangible assets amortization and their tax effects. Further information on the company's adjusted results is provided in the Statement of Adjusted Earnings (Loss) and in a note later in this news release.

"Our financial performance this quarter improved significantly over last year and was comparable to the prior quarter," stated Amos Michelson, chief executive officer of Creo. "As expected, there was a seasonal reduction in our OEM business, offset by improvements in the EMEA region. Despite the general economic conditions and uncertainty in the U.S. market, we are encouraged by the positive impact of our focused effort to improve performance in Europe and Asia. This environment calls for continued attention to execution and vigilant effort to ensure that we can meet or exceed our operating goals."

News release

Mr. Michelson continued," We reached a major milestone this quarter, when we shipped Creo's 5000th computer-to-plate system (CTP), confirming our clear leadership with over one-third of all CTP devices installed. Even in this economically challenging time, our customers have shown that by utilizing Creo systems effectively they can reduce costs, generate competitive differentiation and increase efficiency. Creo continues to execute on our strategy of delivering highly optimized solutions with compelling payback for our customers."

2003 Second-Quarter Highlights

- Gross margins increased to 45 percent this quarter, up 220 basis points from the 2002 second quarter and up 80 basis points from the 2003 first quarter. The gross margin improvement in the 2003 second quarter resulted from improved product mix and increased service profitability due to higher efficiency.

- Net operating expenses were $62.4 million during the 2003 second quarter compared to $58.2 million in the 2002 second quarter and $61.5 million in the prior quarter. This quarter's results include the first full quarter's expenses from Creo's new production planning software product group following the acquisition of ScenicSoft, Inc. and the effect of a return to market salaries after a one year reduction during 2002. A reconciliation of net operating expenses to GAAP operating expenses is provided on page 6 of this news release.

- Cash and cash equivalents were $62.3 million this quarter. Subsequent to the quarter-end, Creo received approximately $18.8 million from Scitex Corporation Ltd. ("Scitex") as a final payment relating to the April 2000 acquisition of the Scitex prepress business.

- Cash used by operations was $0.5 million this quarter compared to cash from operations of $2.7 million in 2002 second quarter, and $7.2 million in the 2003 first quarter due to the payment of accrued annual employee benefits and reduction of trade payables.

Weighted shares outstanding (diluted) under GAAP were 49,792,478 for the three months ended March 31, 2003.

Outlook

Mark Dance, chief financial officer and chief operating officer of Creo commented, "While we continue to see good performance in Europe and Asia, this quarter we did experience the slowdown in North American graphic arts capital spending that we foresaw at the beginning of the quarter and this will cut into our third quarter revenues. We are forecasting third quarter revenues to decline sequentially, although remaining above last year's level. Revenue in the fourth quarter is expected to return to the level of the first two quarters of fiscal 2003 based on the seasonal strength of our OEM business and new product offerings. We will continue to manage prudently and plan to capture further operational improvements and savings. We intend to bring net operating expenses to a run rate below $60 million by the end of the fourth fiscal quarter."

News release

For the fiscal third quarter ending June 30, 2003, Creo expects revenue between $135 and $140 million. The company is forecasting adjusted earnings per share (diluted) between breakeven and $0.04 and GAAP results between a loss of $0.02 and a profit of $0.03 per share (diluted) for the third fiscal quarter.

The following table reconciles the company's adjusted or non-GAAP guidance to GAAP:
Three months ended June 30 2003

Adjusted earnings per share	$ 0.00 - 0.04
Restructuring	-
Business integration costs	(0.00)
Intangible assets amortization	(0.01)
Equity loss on investments	(0.01)
Tax related to reconciling items	0.01

GAAP earnings (loss) per share (diluted)	$ (0.02) - 0.03

The equity loss on investments forecasted is subject to the financial performance of Printcafe Software, Inc.

Conference Call

Creo will present the 2003 second-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, May 7, 2003. The conference call may be accessed at http://www.creo.com/investors. An audio replay will be available two hours after the call until May 9, 2003 at midnight Eastern Time. For replay dial +1-888-266-2081, access code 6469820 except International participants dial +1-703-925-2533, access code 6469820. A Web replay will also be available at http://www.creo.com/investors.

Supplemental Information

In addition to results in accordance with generally accepted accounting principles (GAAP), Creo discloses non-GAAP measures of adjusted income and adjusted earnings per share as a method to evaluate the company's operating performance. Creo management uses these methods as a measure of enterprise-wide performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the United States or Canada such as net income and earnings per share. Management believes that this information provides additional information allowing comparability regarding Creo's ongoing operating performance and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), and the related income tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers. A reconciliation of the adjusted information to Canadian GAAP information is provided in the table attached.

News release

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. <www.creo.com

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

News release

Statement of Adjusted Earnings (Loss)
(in thousands of U.S. dollars, except earnings per share amounts)

	Three months ended		Three months ended	Six months ended
	March 31 2003 (unaudited)	March 31 2002 (unaudited)	December 31 2002 (unaudited)	March 31 2003 (unaudited)	March 31 2002 (unaudited)

Revenue	$ 141,463	$130,143	$142,776	$284,239	$ 269,652
Cost of sales	77,749	74,470	79,722	157,471	156,196

Gross profit	63,714	55,673	63,054	126,768	113,456
Research and development, net	19,115	17,206	18,707	37,822	36,798
Sales and marketing	25,963	23,924	25,440	51,403	48,491
General and administration	17,352	17,075	17,352	34,704	34,288
Other income	(2,450)	(1,247)	(1,546)	(3,996)	(1,914)

Adjusted operating income (loss)	3,734	(1,285)	3,101	6,835	(4,207)
Income tax expense (recovery)	831	(264)	682	1,513	(839)

Adjusted earnings (loss)	$ 2,903	$ (1,021)	$ 2,419	$ 5,322	$ (3,368)

Adjusted earnings (loss) per share - basic	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

Adjusted earnings (loss) per share - diluted	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

Segmented Revenue by Economic Region

(in thousands of U.S. dollars)
	Three months ended		Six months ended
	Mar 31 2003 (unaudited)	Dec 31 2002 (unaudited)	Mar 31 2003 (unaudited)

Americas	$ 55,088	$ 56,115	$ 111,203
EMEA	55,986	49,586	105,572
Asia-Pacific	16,332	17,038	33,370
OEM and Other	14,057	20,037	34,094

	$ 141,463	$ 142,776	$ 284,239

News release

GAAP Income (Loss) Reconciliation
(in thousands of U.S. dollars)

	Three months ended	Three months ended		Six months ended
	March 31 2003	March 31 2002	December 31 2002	March 31 2003	March 31 2002

Income (loss) under GAAP	$ (1,178)	$(17,137)	$ 1,513	$ 335	$ (22,131)
Restructuring (1)	2,122	-	-	2,122	3,287
Business integration costs (2)	236	268	213	449	268
Intangible assets amortization (3)	706	102	537	1,243	102
Equity loss on investments (4)	2,343	-	375	2,718	-
Royalty arrangement (5)	-	15,846	-	-	15,846
Tax related to reconciling items	(1,326)	(100)	(219)	(1,545)	(740)

Adjusted earnings (loss)	$ 2,903	$ (1,021)	$ 2,419	$5,322	$ (3,368)

The adjusted earnings (loss) exclude the effect of:

(1) Restructuring costs are expenses incurred in the consolidation of facilities in Bedford, MA.

(2) Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company.

(3) Intangible assets amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the 2003 first quarter.

(4) Equity loss on investments is a non-cash charge that results from the accounting of our investment in Printcafe Software, Inc. under the equity method.

(5) The royalty arrangement is an agreement signed in the 2002 second quarter for the fixed repayment over five years of royalties to the Office of the Chief Scientist in the Government of Industry and Trade relating to grants received for research and development.

Reconciliation of GAAP Operating Expenses to Net Operating Expenses
(in thousands of U.S. dollars)

	Three months ended		Three months ended
	March 31 2003	March 31 2002	December 31 2002

Total operating expenses	$63,044	$ 73,174	$ 60,703
Other income	2,450	1,247	1,546
Restructuring	(2,122)	-	-
Business integration costs	(236)	(268)	(213)
Intangible assets amortization	(706)	(102)	(537)
Royalty arrangement	-	(15,846)	-

Net operating expenses	$62,430	$ 58,205	$ 61,499

News release

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars except per share amounts)
	Three months ended March 31		Six months ended March 31
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Revenue
Product	$87,755	$79,730	$178,598	$166,836
Service	42,555	39,030	82,296	80,298
Consumables	11,153	11,383	23,345	22,518

	141,463	130,143	284,239	269,652
Cost of sales	77,749	74,470	157,471	156,196

Gross profit	63,714	55,673	126,768	113,456

Operating expenses
Research and development, net	19,115	17,206	37,822	36,798
Sales and marketing	25,963	23,924	51,403	48,491
General and administration	17,352	17,075	34,704	34,288
Other income	(2,450)	(1,247)	(3,996)	(1,914)
Restructuring	2,122	-	2,122	3,287
Business integration costs	236	268	449	268
Intangible assets amortization	706	102	1,243	102
Royalty arrangement	-	15,846	-	15,846

	63,044	73,174	123,747	137,166

Operating income (loss) before income taxes	670	(17,501)	3,021	(23,710)
Income tax recovery	(495)	(364)	(32)	(1,579)
Equity loss	2,343	-	2,718	-

Net income (loss)	$(1,178)	$(17,137)	$335	$(22,131)

Earnings (loss) per common share

Basic and diluted, Canadian GAAP	$(0.02)	$(0.35)	$0.01	$(0.45)

Deficit, beginning of period	$(417,220)	$(399,425)	$(418,733)	$(394,431)
Net income (loss)	(1,178)	(17,137)	335	(22,131)

Deficit, end of period	$(418,398)	$(416,562)	$(418,398)	$(416,562)

News release

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)
	March 31 2003 (unaudited)	December 31 2002 (unaudited)	September 30 2002 (audited)

Assets

Current assets
Cash and cash equivalents	$62,326	$69,943	$70,671
Accounts receivable	121,459	131,389	117,989
Other receivables	53,619	48,587	30,974
Inventories	95,031	93,600	91,799
Income taxes receivable	12,823	7,421	5,073
Future income taxes	13,945	13,945	16,919

	359,203	364,885	333,425
Investments	11,699	11,063	11,625
Capital assets, net	111,306	110,585	109,939
Intangible assets, net	12,669	13,375	1,791
Other assets	4,210	4,554	22,341
Future income taxes	22,105	20,730	16,084

	$521,192	$525,192	$495,205

Liabilities

Current liabilities
Short-term debt	$16,923	$16,688	$16,440
Accounts payable	55,673	60,649	54,505
Accrued and other liabilities	66,094	68,546	66,726
Future income taxes	3,294	3,413	1,200
Deferred revenue and credits	64,266	62,982	53,441

	206,250	212,278	192,312
Long-term liabilities	16,771	15,082	14,136
Future income taxes	5,146	5,863	4,812

	228,167	233,223	211,260

Shareholders' Equity

Share capital	696,420	696,193	696,193
Contributed surplus	5,925	5,868	2,060
Cumulative translation adjustment	9,078	7,128	4,425
Deficit	(418,398)	(417,220)	(418,733)

	293,025	291,969	283,945

	$521,192	$525,192	$495,205

News release

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)
	Three months ended March 31		Six months ended March 31
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Cash provided by (used in) operations:
Net income (loss)	$(1,178)	$(17,137)	$335	$ (22,131)
Items not affecting cash:
Amortization	6,007	5,695	11,940	10,785
Royalty arrangement	-	15,846	-	15,846
Restructuring	2,122	-	2,122	-
Equity loss	2,343	-	2,718	-
Future income taxes	(2,211)	(1,565)	(2,839)	(4,826)
Other	901	105	(815)	(1,528)

	7,984	2,944	13,461	(1,854)

Changes in non-cash working capital:
Accounts receivable	11,837	5,612	2,032	20,040
Other receivables	(4,337)	(542)	(2,923)	(2,446)
Inventories	(1,253)	4,719	(1,837)	9,946
Accounts payable	(5,270)	(3,298)	279	(7,082)
Accrued and other liabilities	(4,480)	(5,932)	(4,546)	(2,697)
Income taxes	(5,402)	(2,078)	(8,000)	(3,925)
Deferred revenue and credits	397	1,324	8,199	(6,252)

	(8,508)	(195)	(6,796)	7,584

	(524)	2,749	6,665	5,730

Cash used in investing:
Purchase of intangible assets	-	-	-	(2,100)
Investments	(1,992)	(23,627)	(1,992)	(23,627)
Acquisition, net of cash acquired	-	-	(4,700)	-
Purchase of capital assets	(5,173)	(5,187)	(9,921)	(9,937)
Proceeds from sale of capital assets	207	70	506	340
Other	344	(377)	(66)	1,279

	(6,614)	(29,121)	(16,173)	(34,045)

Cash (used in) provided by financing:
Proceeds from shares issued	227	2,521	227	3,730
Decrease in long-term liabilities	(1,045)	-	(141)	-

	(818)	2,521	86	3,730

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	339	(437)	1,077	(2,366)

Decrease in cash and cash equivalents	(7,617)	(24,288)	(8,345)	(26,951)
Cash and cash equivalents, beginning of period	69,943	57,578	70,671	60,241

Cash and cash equivalents, end of period	$62,326	$33,290	$62,326	$33,290

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

/s/ Mark Dance
_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 9, 2003